EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Type 1 Media, Inc.

We consent to the inclusion in this Registration Statement on Form S-1, filed with the SEC (the “Registration Statement”), of our report dated July 1, 2013, relating to the consolidated balance sheets of Type 1 Media, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), stockholder’s deficit and cash flows for the years then ended and for the period from October 28, 2009 (inception) through December 31, 2012 appearing in the Prospectus, which is a part of such Registration Statement.  We also consent to the reference to our firm under the caption “Interests of Named Experts and Counsel” in such Registration Statement.

/s/ Li and Company, PC
Li and Company, PC

Skillman, New Jersey
July 1, 2013